

January 29, 2026

Raymond Fu
Chief Executive Officer
Kuber Resources Corp
1113, Lippo Centre Tower 2, 89 Queensway
Admiralty, Hong Kong

> **Re: Kuber Resources Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Form 10-Q for the Quarterly Period Ended September 30, 2025**
> **File No. 000-26119**

Dear Raymond Fu:

We have reviewed your January 22, 2026 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Note 2 - Summary of significant accounting policies
Segment Reporting, page F-11

1. We note the proposed disclosure provided in your response to prior comment 1. Please further revise to discuss how the CODM uses the segment measure of profitability in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f) and the example in ASC 280-10-55-54(c).

Note 14 - Concentrations, Risks, and Uncertainties
(c) Unissued VAT invoices, page F-18

2.   We note your response to prior comment 2 indicates that Kuber Guangdong was incorporated in October 2023 and you disclose that during the nine months ended September 30, 2025, the Company issued VAT invoices for total sales of approximately $28.8 million. Please reconcile this amount to the revenues reported in your statement of income. In this regard, we note that total revenue for the two year period ended December 31, 2024 plus the nine-months ended September 30, 2025 was only approximately $16.4 million.

General

3.   We note your response to prior comment 3 does not address each of the comments in the Division of Corporation Finance's Sample Letter to China-Based Companies issued December 2021 and July 2023. Please confirm that your revised disclosure will address all of the applicable disclosures in each of the 15 comments in the letter. In this regard, we understand that you do not have a VIE structure so those disclosures will not apply.

Form 10-Q for the Quarterly Period Ended September 30, 2025
Condensed Consolidated Financial Statements
Note 11 - Acquisition of Business under Common Control, page 21

4.   We note your response to prior comment 8. As previously requested, please describe, in detail, the relationship between and ownership in the entities involved in the transaction before and after the acquisition of Gongfa that supports the common control determination for accounting purposes. Refer to ASC 805-50-15-6. Also, your disclosures and response indicate that the company is still evaluating the transaction and its accounting. As this transaction was completed more than a year ago, please explain to us how you have not yet determined the appropriate accounting.

        Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Timothy Lam